EXHIBIT 99.1

CHOICEONE FINANCIAL SERVICES, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1

PURPOSE OF PLAN

The purpose of the ChoiceOne Financial Services, Inc. 2022 Employee Stock Purchase Plan is to further encourage Employees of the Company and the Company's Subsidiaries to continue their employment and promote the best interests of the Company, and to align the interests of Employees with the Company's shareholders by permitting Eligible Employees to purchase shares of the Company's Common Stock. The purchase of Common Stock under the Plan is intended to qualify as the exercise of an option granted under, and the Plan is intended to qualify as an employee stock purchase plan under Code Section 423 and the Plan shall be interpreted in a manner that is consistent with that intent.

SECTION 2

DEFINITIONS

The following words have the following meanings unless a different meaning is plainly required by the context:

2.1	"Board" means the Board of Directors of the Company.

2.2	"Code" means the Internal Revenue Code of 1986, as amended. Each reference herein to a section or sections of the Code shall, unless otherwise noted, be deemed to include a reference to the rules and regulations issued under such section(s) of the Code.

2.3	"Committee" means the Personnel and Benefits Committee of the Board or such other committee as the Board shall designate to administer the Plan.

2.4	"Common Stock" means the Common Stock, no par value, of the Company.

2.5	"Company" means ChoiceOne Financial Services, Inc., a Michigan corporation, and its successors and assigns.

2.6	"Compensation" means the taxable cash wages paid to an Eligible Employee by the Company or Subsidiary while a Participant in this Plan.

2.7	"Corporate Transaction" means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Code Section 424.

2.8	"Cut-Off Date" means the date on which the Company determines the amount of funds in each Participant's Share Purchase Account, which funds shall be used to purchase shares of Common Stock on the Share Purchase Date for an Option Period. Unless otherwise determined by the Committee before an Option Period commences, the Cut-Off Date shall be the seventh (7th) calendar day prior to the end of each Option Period during the term of the Plan, or if such day is not a business day, the next succeeding business day.

2.9	"Election Form" means a notice (in a form approved by the Committee) that an Eligible Employee must complete to participate in the Plan and authorize payroll deductions to be made on the Eligible Employee's behalf under the Plan.

2.10	"Eligible Employees" means, subject to Section 5 below, all present and future active Employees of the Company or any Subsidiary, except Employees: (a) whose customary employment by the Company or Subsidiary is for five (5) months or less in a calendar year; and (b) who are citizens or residents of a foreign jurisdiction under the following circumstance: (i) the grant under the plan or offering to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction; or (ii) compliance with the laws of the foreign jurisdiction would cause the Plan or offering to violate the requirements of Code Section 423. The status of an individual as an Eligible Employee for an Offering Period shall be determined as of the first day of the enrollment period designated for the Offering Period.

2.11	"Employee" means an employee of the Company or any Subsidiary. For purposes of the Plan, the employment relationship shall be treated as active while the individual is on a leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual's right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

2.12	"Investment Account" means a book-entry account that may be established on behalf of a Participant pursuant to Section 8.2 below, in which shares of Common Stock purchased under the Plan may be held. Dividends paid on shares of Common Stock held in such accounts will be automatically reinvested in shares of Common Stock if elected by the Participant.

2.13	"Market Value" of a share of Common Stock as of any Share Purchase Date or other applicable date means: the last reported NASDAQ Stock Market sales price on the most recent Cut-Off Date prior to such Share Purchase Date or other applicable date, or if the Common Stock shall not have been traded on the NASDAQ Stock Market on such Cut-Off Date, the last reported sales price on the first day before such Cut-Off Date on which Common Stock was so traded.

2.14	"Option Period" means each calendar quarter, beginning with the first day of each such calendar year quarter and ending on the last day of such calendar year quarter.

2.15	"Participant" means an Eligible Employee who has elected to participate in the Plan in accordance with Section 6.1 below.

2.16	"Plan" means the ChoiceOne Financial Services, Inc. 2022 Employee Stock Purchase Plan as set forth herein, as it may be amended from time to time.

2.17	"Purchase Price" means the purchase price for a share of Common Stock to be paid by a Participant on a Share Purchase Date, as determined under Section 8.1 below.

2.18	"Share Purchase Account" means the book-entry account established for administrative recordkeeping on behalf of a Participant pursuant to Section 7.1 below, to which his or her payroll deductions shall be credited. All funds received or held by the Company under this Plan may be commingled with other funds and may be used by the Company for any corporate purpose.

2.19	"Share Purchase Date" means a date on which shares of Common Stock are purchased pursuant to the Plan. Unless otherwise determined by the Committee, the Share Purchase Date shall be the last business day of each Option Period during the term of the Plan.

2.20	"Subsidiary" (or "Subsidiaries") means any corporation or other entity of which 50% or more of the outstanding voting stock or voting ownership interest is directly or indirectly owned or controlled by the Company or by one or more Subsidiaries of the Company, now or in the future. The determination of whether an entity is a Subsidiary shall be made in accordance with Code Section 424(f).

SECTION 3

ADMINISTRATION

3.1       General. The Committee shall administer the Plan. The Committee may delegate recordkeeping, calculation, payment and other ministerial or administrative functions to a designated broker, outside vendor or designated individuals who may be employees of the Company or any participating Subsidiary. Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules, regulations and procedures relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations shall be final and binding upon all persons unless otherwise determined by the Board. All expenses of administering the Plan shall be borne by the Company.

3.2       Indemnification of Committee Members. Neither any member or former member of the Committee, nor any Employee to whom authority or responsibility is or has been delegated, shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Committee shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan or the exercise of discretion or judgment in the administration and implementation of the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any appropriate person or persons.

SECTION 4

STOCK SUBJECT TO THE PLAN

4.1       Number of Shares of Common Stock. The maximum number of shares of Common Stock that may be purchased under the Plan is two hundred thousand (200,000) shares of Common Stock, subject to adjustment as provided in Section 4.2. Purchases under this Plan may be made out of the Company's presently or hereafter authorized but unissued shares of Common Stock, or from shares of Common Stock repurchased by the Company, or partly out of each, as determined by the Board.

4.2       Adjustments. In the event of a stock dividend, stock split, reverse stock split, recapitalization, merger, reorganization, consolidation, split-up, spin-off, combination or exchange of shares of Common Stock during the term of the Plan, the number of shares which may be purchased under the Plan shall be adjusted proportionately, and such other adjustments shall be made as determined by the Committee or the Board. In the event of any other change affecting the Common Stock, such adjustments shall be made as determined by the Committee or the Board to give proper effect to such change.

SECTION 5

ELIGIBILITY

Participation in the Plan shall be open only to Eligible Employees. No option rights may be granted under the Plan to any person who is not an Eligible Employee. No Eligible Employee shall be granted option rights under the Plan if such Employee, immediately after receiving the grant of such option rights under the Plan, would own (as determined pursuant to Code Sections 423(b)(3) and 424(d)) stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

SECTION 6

PARTICIPATION AND WITHDRAWAL

6.1       Election to Participate; Changes to Election.

(a)       Election to Participate. Participation by any Eligible Employee in the Plan shall be voluntary. Any individual who is an Eligible Employee may become a Participant by completing and delivering an Election Form to the Company. Such Eligible Employee shall become a Participant as of the first day of the next Option Period following the delivery of his or her Election Form, provided that the Election Form has been delivered at least fifteen (15) calendar days prior to the beginning of that Option Period. Subject to the limits in Section 7.2 below, the Election Form will authorize specified regular payroll deductions from the Participant's Compensation. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on such amounts or hold them in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any other separate contributions or payments to the Plan.

(b)       Changes to Election. Payroll deductions shall continue for future Option Periods until the Participant's participation terminates, the Election Form is modified or the Plan is terminated; provided, however, that payroll deductions for a Participant shall cease during any Option Period that the Participant (a) is on a leave of absence approved by the Company or a Subsidiary without Compensation, or (b) the Participant’s Compensation is insufficient (after all authorized or legally required payroll deductions) to continue taking payroll deductions. A Participant may increase or decrease the payroll deduction (within the limits specified in Section 7.2 below) or resume payroll deductions by delivering a new Election Form to the Company no later than the date designated by the Company in writing as the deadline to make payroll deduction changes for the next Option Period in Section 6.1(a) above. The Company or the applicable Subsidiary shall deduct the modified amount from the Participant's payroll beginning with the first pay date to occur during the next Option Period. A Participant may not increase or decrease his or her payroll deductions during any Option Period.

6.2       Withdrawal. A Participant may elect at any time before a Share Purchase Date to withdraw from participation in the Plan by written notice delivered to the Company no later than twenty business days before the date designated by the Company in writing as the withdrawal deadline, or by such other time as the Committee may from time to time determine. A Participant who ceases to be an Eligible Employee will automatically cease to be a Participant. Upon withdrawal from the Plan either voluntarily by a Participant or due to the Participant no longer being an Eligible Employee, (a) the Participant shall cease to be a Participant, (b) the Participant’s Election Form shall be revoked insofar as subsequent payroll deductions that occur on or after twenty (20) business days after the withdrawal notice is delivered to the Company or the date the Participant ceases to be an Eligible Employee, and (c) the amount in the Participant’s Share Purchase Account, as well as any payroll deductions made after such withdrawal notice is provided, shall be returned to the Participant in cash. Partial withdrawals of funds shall not be permitted.

SECTION 7

PAYROLL DEDUCTIONS; DIVIDEND REINVESTMENT

7.1       Share Purchase Account. The Company will maintain a Share Purchase Account for each Participant. Payments made by Participants through payroll deductions shall be credited to each Participant's Share Purchase Account.

7.2       Limits for Option Period. A Participant’s payroll deduction shall not be less than ten dollars ($10) or more than seven hundred fifty ($750) per pay period or such other minimum or maximum amount as the Committee may determine in its sole discretion from time to time. Any limits established by the Committee shall comply with the requirements of Code Section 423.

7.3       Dividend Reinvestment. A Participant’s cash dividends paid on shares of Common Stock issued under the Plan may be paid and credited to the Participant’s Investment Account or paid in cash depending on the

Participant’s election. Payments of any cash dividends shall begin with the first cash dividend declared and paid on or after a Participant has acquired shares under the Plan.

SECTION 8

PURCHASE OF COMMON STOCK; INVESTMENT ACCOUNTS

8.1       Purchase Price. The Purchase Price for each share of Common Stock purchased on a Share Purchase Date shall be eighty-five percent (85%) of the Market Value of a share of Common Stock on the Share Purchase Date, or such price that the Committee may determine in its sole discretion from time to time. In any event, the Purchase Price for each share of Common Stock shall be at least the lesser of (a) eighty-five percent (85%) of the Market Value of a share of Common Stock on the date of grant for an Option Period or (b) eighty-five percent (85%) of the Market Value of a share of Common Stock on the Share Purchase Date. If such percentage results in a fraction of a cent, the purchase price shall be increased to the next higher full cent.

8.2       Method of Purchase and Investment Accounts.

(a) Method of Purchase. Except as otherwise provided herein, each Participant having funds in the Participant’s Share Purchase Account on a Cut-Off Date shall be, without any further action, granted an option on the next succeeding Share Purchase Date to purchase the number of full shares of Common Stock which the funds in the Share Purchase Account on such Cut-Off Date could purchase on such Share Purchase Date, and each such Participant shall, without any further action, be deemed to have exercised such option on such Share Purchase Date.  Fractional shares may not be acquired under this Plan. Any amount of cash remaining in the Participant’s Share Purchase Account after the purchase of whole shares shall continue to be held in the Participant’s Share Purchase Account for the immediately following Option Period.  If an offering for an Option Period is oversubscribed, the available shares shall be allocated in as uniform a manner as practicable and as the Committee determines to be equitable.

(b) Investment Accounts. All shares purchased under the Plan shall be maintained in Investment Accounts for Participants under the terms of the Plan. Any non-cash dividends paid with respect to the shares in a Participant’s Investment Account shall be added to the shares held for a Participant in his or her Investment Account.

8.3       Limitations on Common Stock to be Purchased. A Participant shall not have, and may not exercise, any option that would permit the Participant's rights to purchase shares of Common Stock under this Plan to accrue at a rate that exceeds Twenty-Five Thousand Dollars ($25,000) of the Market Value of Common Stock (determined as of the date of grant for an Option Period) in any one calendar year, and for any Option Period where the Purchase Price for each share is below Market Value, this limit shall be prorated to the percentage that matches the percentage of the Purchase Price discount. In no event may such option rights accrue at a rate which exceeds that permitted by Code Section 423(b)(8).

8.4       Rights as a Shareholder. Except to the extent the Committee in its discretion determines otherwise, Participants will not have any voting, dividend or other rights of a shareholder with respect to the shares of Common Stock purchased under this Plan until certificates representing such shares have been issued. Participants will be notified as to the amount and status of their Share Purchase Accounts and Investment Accounts at the time and in the manner determined by the Committee, but in no event less than annually.

8.5       Share Restrictions. The Committee may impose restrictions on any shares purchased under the Plan as the Committee deems advisable, including, without limitation, transfer restrictions, holding periods, forfeiture provisions, and restrictions under applicable federal or state securities laws. The Company may place a “stop transfer” order against shares of Common Stock issued under the Plan until full compliance with all requirements of applicable law.

SECTION 9

RIGHTS ON TERMINATION OF EMPLOYMENT

If a Participant terminates employment for any reason, including death, disability or retirement, during an Option Period, no further contributions on behalf of the terminated Participant shall be made and the amount in the Participant’s Share Purchase Account, as well as any payroll deductions made after termination of employment, shall be returned to the Participant or, in the case of death, the Participant’s estate.

SECTION 10

GENERAL PROVISIONS

10.1       Rights Not Transferable.  Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

10.2       Amendment of the Plan. The Committee or the Board may at any time, and from time to time, amend the Plan in any respect; provided, however, the Plan may not, without approval of the Company's shareholders, be amended in any way that will cause the Plan to fail to meet the requirements of Code Section 423. Any amendments to the Plan required under the Code to be approved by the Company's shareholders shall not become effective unless and until such shareholder approval is obtained in accordance with the requirements of the Code.

10.3       Termination of the Plan. The Plan and all rights of Eligible Employees or Participants hereunder shall terminate at the earliest of (a) when all shares of Common Stock reserved under the Plan have been purchased or (b) at any time, at the discretion of the Board. Notice of termination shall be given to all Participants, but any failure to give notice shall not impair the termination. Upon termination of the Plan, all amounts in a Participant's Share Purchase Account shall be returned to such Participant and the Participant’s Investment Account will continue to be maintained for the Participant.

10.4       Governing Law; Compliance with Law. The Plan shall be construed in accordance with the laws of the State of Michigan and applicable federal law. The Company's obligation to sell and deliver shares of Common Stock hereunder shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as the Company determines to be required. The Company may make such provisions as it may deem appropriate for the withholding of any taxes or payment of any taxes which it determines may be required to withhold or pay in connection with a Participant's participation in the Plan.

10.5       Not an Employment Contract. The Plan shall not be deemed to constitute a contract of employment between the Company or any Subsidiary and any Eligible Employee or Participant or to be consideration for the employment of any Eligible Employee or Participant. The Plan shall not be deemed to give any Participant or Eligible Employee the right to be retained as an Employee or in any other service of the Company or any Subsidiary, or to interfere with the right of the Company or any Subsidiary to discharge any Participant or Eligible Employee at any time regardless of the effect that such discharge shall have upon such person as a Participant in the Plan.

10.6       Effective Dates and Shareholder Approval. This Plan shall become effective on May 25, 2022, subject to the approval of the Company's shareholders within 12 months from the date of adoption of the Plan by the Company's Board. If such approval is not obtained, the Plan shall terminate. The first Option Period under the Plan shall commence on July 1, 2022 and end on September 30, 2022, unless the Committee determines that the first Option Period should be later.

10.7       Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

10.8       Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Option Period then in progress will be shortened by setting a new Share Purchase Date on which the Option Period will end. The new Share Purchase Date will be before the date of the Company's proposed dissolution or liquidation. Before the new Share Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Share Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from participation in the Plan in accordance with Section 6.

10.9       Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Option Period with respect to which the option relates will be shortened by setting a new Share Purchase Date on which the Option Period will end. The new Share Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Share Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from participation in the Plan in accordance with Section 6.